Filed by Golden Oval Eggs, LLC pursuant
To Rule 425 Under the Securities Act of 1933
Subject Company: Golden Oval Eggs, LLC
Commission File No.: 333-112533

[GOLDEN OVAL EGGS LETTERHEAD]

August 3, 2004

Dear Golden Oval Eggs Shareholder:

Once again we'd like to provide you with a short update on the proposed conversion to a Limited Liability Company (LLC). We are continuing to work toward a conversion date of September 1, 2004, which will coincide with the fiscal year end. The process has taken longer than was anticipated due to the complexity of the transaction.

We are working with the SEC to respond to the latest round of comments. Upon the S-4 registration statement being declared effective, we will distribute the document to all shareholders. Along with the S-4 document, you will also receive a ballot and notice of a special meeting for the purpose of voting on the proposed conversion. This special meeting will take place as soon as practical after the registration statement has been declared effective, but ballots may also be returned by mail. We are hopeful the vote can take place by August 31.

Thank you for your patience during this process. We look forward to providing further information as it becomes available.

Sincerely,

Dana Persson	Marvin Breitkreutz
President & CEO	Chairman, Board of Directors

Golden Oval Eggs, LLC (the "LLC"), a wholly owned subsidiary of Midwest Investors of Renville, Inc. d.b.a. "Golden Oval Eggs" (the "Cooperative") has filed a registration statement on Form S-4 (File No. 333-112533) with the Securities and Exchange Commission (the "SEC") in order to allow for the occurrence of the possible conversion described above. Once the registration statement is declared effective by the SEC, a joint disclosure statement-prospectus will be distributed for free to the Cooperative's members. Members of the Cooperative are urged to read the joint disclosure statement-prospectus because it will contain important information about the Cooperative and the LLC, the conversion and related matters. Members will also be able to obtain a free copy of the joint disclosure statement-prospectus at the SEC's web site (www.sec.gov).

This communication contains forward-looking statements that involve future events, our future performance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as "may," "will," "should," "anticipate," "believe," "expect," "plan," "future," "intend," "could," "estimate," "predict," "hope," "potential," "continue," or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties. Our actual results or actions could and likely will differ materially from these forward-looking statements for many reasons and, possibly, due to events that are beyond our control. We are not under any duty to update the forward-looking statements contained in this communication. We cannot guarantee future results, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this communication.